UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Eidos Therapeutics, Inc.

File No. 333-225235 - CF#36392

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       Eidos Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 25, 2018.

       Based on representations by Eidos Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.9   through April 10, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                   Brent J. Fields
                                   Secretary